UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: May 19, 2016

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated May 19, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: May 19, 2016	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS

FIRST QUARTER 2016 RESULTS

Highlights

•

Reported first quarter 2016 adjusted net income attributable to shareholders(1) of $46.0 million, or $0.29 per share, compared to $39.0 million, or $0.34 per share, in the same period of the prior year.

•	Generated first quarter 2016 free cash flow(2) of $66.2 million, or $0.42 per share, compared to $53.0 million, or $0.46 per share, in the same period of the prior year.

•	Declared cash dividend of $0.09 per share for the first quarter of 2016 based on approximately 30 percent of adjusted net income in the first quarter of 2016.

•	Continued de-levering of the balance sheet, reducing net debt(3) by $48.3 million during the first quarter of 2016.

Hamilton, Bermuda, May 19, 2016 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported adjusted net income attributable to shareholders(1) of $46.0 million, or $0.29 per share, for the quarter ended March 31, 2016, compared to $39.0 million, or $0.34 per share, for the same period in the prior year. The increase in adjusted net income is primarily due to an increase in fleet size as a result of the acquisition of 19 modern, mid-size tankers during 2015 and the expansion of the Company’s chartered-in tanker portfolio during 2015 and 2016, partially offset by lower spot tanker rates in the first quarter of 2016 compared to the same period in the prior year. Adjusted net income attributable to shareholders excludes a number of specific items that had the net effect of decreasing net income attributable to shareholders by $7.0 million, or $0.04 per share, for the three months ended March 31, 2016, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, net income attributable to shareholders of $39.0 million, or $0.25 per share, for the quarter ended March 31, 2016, compared to $39.0 million, or $0.34 per share, for the same period of the prior year. Net revenues(4) were $152.1 million and $103.6 million for the three months ended March 31, 2016 and 2015, respectively.

During the first quarter of 2016, the Company generated $66.2 million, or $0.42 per share, of free cash flow(2), compared to $53.0 million, or $0.46 per share, in the first quarter of 2015.

On May 18, 2016, Teekay Tankers declared a dividend of $0.09 per share for the first quarter of 2016, which is to be paid on June 3, 2016 to all shareholders of record on May 30, 2016. Since the Company’s inception, it has declared dividends in 34 consecutive quarters.

(1)

Adjusted net income attributable to shareholders of Teekay Tankers is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and for information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results.

(2)

Free cash flow (FCF) represents net income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items, FCF from the equity accounted investments and any write-offs or other non-recurring items, less unrealized gains from derivatives, equity income from the equity accounted investments, net income attributable to the Entities under Common Control and other non-cash items. Please refer to Appendix B to this release for a reconciliation of free cash flow (a non-GAAP financial measure) as used in this release to the most directly comparable GAAP financial measure.

(3)	Net debt is a non-GAAP financial measure and represents current and long-term debt less cash and cash equivalents and restricted cash.
(4)

Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP financial measure to the most directly comparable financial measure under GAAP.

Teekay Tankers Ltd. Investor Relations Tel: +1 604 844-6654 www.teekaytankers.com

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary

“Many of the positive tanker fundamentals in 2015 have continued into 2016, supporting crude tanker demand, including growing oil demand, high crude oil supply from OPEC, ongoing strategic and commercial stockpiling of oil, and port and ullage delays,” commented Kevin Mackay, Teekay Tankers’ Chief Executive Officer. “However, spot tanker rates softened during the quarter mainly due to a heavy refinery maintenance schedule, a milder winter in the Northern Hemisphere, and higher bunker fuel costs.”

Mr. Mackay continued, “While Teekay Tankers generated strong free cash flow of $66.2 million, or $0.42 per share, during the first quarter, our results were negatively impacted by higher than expected off-hire days due to unscheduled repairs in both our owned and in-chartered fleet and various seasonal factors. In the second quarter, we expect our owned fleet to return to near full utilization levels.”

Mr. Mackay added, “Yesterday, we declared a dividend of $0.09 per share for the first quarter based on a payout of approximately 30 percent of adjusted net income, which provides shareholders with an attractive dividend yield, while also allowing us to continue de-levering our balance sheet. Looking ahead, based on continued positive tanker fundamentals, we expect to continue generating strong free cash flow from what is anticipated to be a healthy spot tanker market in the remainder of 2016.”

Tanker Market

The crude tanker market remains well-supported by strong oil supply and demand fundamentals. However, a number of seasonal and one-off factors led to a quarter-on-quarter decline in tanker rates during the first quarter of 2016. These factors included a period of heavy refinery maintenance to make up for maintenance that had been deferred in 2015 due to strong refining margins, mild winter weather in the Northern hemisphere, and rising bunker costs as a result of higher oil prices.

Oil market fundamentals continue to support crude tanker demand. OPEC oil production remains near record highs and the breakdown of recent talks in Doha between several OPEC and non-OPEC producers will likely result in oil supply remaining at elevated levels in the near-term. Production outside of OPEC continues to decline, with U.S. crude oil production recently falling below 9 million barrels per day (mb/d) for the first time since October 2014. This slowdown has led to a renewed increase in U.S. crude oil imports, while the recent repeal of the crude oil export ban has resulted in the first few export cargoes leaving the United States. Global oil demand is forecast to grow by 1.2 mb/d in 2016 (based on the average of IEA, EIA, and OPEC forecasts), while relatively low oil prices continue to encourage strategic and commercial stockpiling of oil. Lastly, there continues to be significant port and ullage delays in certain regions, particularly in China, which helps to tighten regional tonnage balances.

We expect global tanker fleet growth to accelerate in 2016, with projected growth of 4.4 percent and 4.1 percent in the Suezmax and Aframax / Long Range 2 (LR2) fleets, respectively (up from 1.6 percent and 3.2 percent growth in 2015). However, Suezmax fleet growth is more heavily weighted towards the second half of 2016 and thus the full impact will likely be felt more in 2017. A lack of access to capital has resulted in virtually no new tanker orders in 2016, with only 1.1 million deadweight of orders placed in the first quarter of 2016, which was the lowest quarter for new tanker orders since the fourth quarter of 2009. If this continues, we expect very low global fleet growth after the current order-book delivers over the course of 2016 and 2017.

Overall, the Company expects that 2016 will be a relatively strong year for crude tanker rates driven by the positive fundamentals of high oil supply, strong oil demand, relatively low oil prices, new trade routes, and moderate fleet growth.

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Operating Results

The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in pools measured in net voyage revenue per revenue day, or time-charter equivalent (TCE) rates, before related-party pool management fees, related-party commissions and off-hire bunker expenses:

	Three Months Ended
	March 31, 2016(i)	December 31, 2015(i)	March 31, 2015(i)
Time Charter-Out Fleet
Suezmax revenue days	189	350	—
Suezmax TCE per revenue day (ii)	$32,106	$28,035	—
Aframax revenue days	633	645	469
Aframax TCE per revenue day	$22,768	$20,409	$17,614
LR2 revenue days	91	92	—
LR2 TCE per revenue day	$25,388	$25,721	—
MR revenue days	—	—	50
MR TCE per revenue day (iii)	—	—	$39,036

Spot Fleet
Suezmax revenue days	1,696	1,415	893
Suezmax spot TCE per revenue day (iv)	$35,756	$41,430	$39,433
Aframax revenue days	1,466	1,399	1,060
Aframax spot TCE per revenue day (v)	$27,471	$31,575	$30,708
LR2 revenue days	679	522	690
LR2 spot TCE per revenue day	$23,687	$26,468	$24,899
MR revenue days	182	233	200
MR spot TCE per revenue day	$18,629	$19,391	$18,751

Total Fleet
Suezmax revenue days	1,885	1,765	893
Suezmax TCE per revenue day	$35,739	$39,178	$39,433
Aframax revenue days	2,099	2,044	1,529
Aframax TCE per revenue day	$25,136	$26,228	$26,060
LR2 revenue days	770	614	690
LR2 TCE per revenue day	$23,888	$26,356	$24,899
MR revenue days	182	233	250
MR TCE per revenue day (iii)	$18,629	$19,391	$22,836

(i)	The TCE rates in the table above include the results of two conventional tankers acquired from Teekay Offshore Partners L.P. (Teekay Offshore) from the date of their acquisition in December 2015.
(ii)

The time charter-out TCE rate for the Suezmax tankers excludes the amortization of in-process contracts related to their acquisition, which is recognized in revenue. The time charter-out TCE rate including the amortization of in-process revenue contracts is $30,257 per day and $33,368 per day for the three months ended March 31, 2016 and December 31, 2015, respectively.

(iii)	The time charter-out TCE rate on the Medium Range (MR) tanker includes approximately $14,000 per day for the additional costs relating to Australian crew versus international crew.
(iv)

The combined average spot TCE rates for the Suezmax tankers trading in the Teekay Suezmax RSA, Gemini Suezmax pool and non-pool voyage charters were $36,145 per day and $41,933 per day for the three months ended March 31, 2016 and December 31, 2015, respectively.

(v)

The combined average spot TCE rates for the Aframax tankers trading in both the Aframax Pools and non-pool voyage charters were $26,159 per day, $28,913 per day and $29,794 day for the three months ended March 31, 2016, December 31, 2015, and March 31, 2015, respectively.

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Teekay Tankers’ Fleet

The following table summarizes the Company’s fleet as of May 18, 2016:

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:

Suezmax Tankers	3	—	3
Aframax Tankers	7	—	7
LR2 Product Tankers(i)	—	1	1
VLCC Tanker(ii)	1	—	1

Total Fixed-Rate Fleet	11	1	12

Spot-rate:
Suezmax Tankers	19	—	19
Aframax Tankers(iii)	7	6	13
LR2 Product Tankers(iv)	7	1	8
MR Product Tankers	2	—	2

Total Spot Fleet	35	7	42

STS Support Vessels	6	—	6

Total Teekay Tankers Fleet	52	8	60

(i)	Includes one LR2 product tanker with a charter-in contract that is scheduled to expire in May 2017.
(ii)	The Company’s ownership interest in this vessel is 50 percent.
(iii)	Includes six Aframax tankers with charter-in contracts that are scheduled to expire between July 2016 and March 2021; two of these charter-in vessel contracts include options to extend.
(iv)	Includes one LR2 product tanker with a charter-in contract that is scheduled to expire in July 2016.

Liquidity Update

As of March 31, 2016, the Company had total liquidity of $103.9 million (comprised of $68.4 million in cash and cash equivalents and $35.5 million in undrawn revolving credit facilities), compared to total liquidity of $111.0 million as at December 31, 2015.

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Availability of 2015 Annual Report

The Company filed its 2015 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) on April 27, 2016. Copies are available on Teekay Tankers’ website, under “Investors – Teekay Tankers Ltd. – Financials & Presentations”, at www.teekay.com. Shareholders may request a printed copy of this Annual Report, including the complete audited financial statements, free of charge by contacting Teekay Tankers’ Investor Relations.

Conference Call

The Company plans to host a conference call on Thursday, May 19, 2016 at 11:00 a.m. (ET) to discuss its results for the first quarter of 2016. An accompanying investor presentation will be available on Teekay Tankers’ website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 505-9587 or (416) 204-9524, if outside of North America, and quoting conference ID code 4223975.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, June 2, 2016. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 4223975.

About Teekay Tankers

Teekay Tankers currently owns a fleet of 45 double-hull tankers, including 22 Suezmax tankers, 14 Aframax tankers, seven Long Range 2 (LR2) product tankers and two Medium-Range (MR) product tankers, and has 8 contracted time charter-in tankers. Teekay Tankers’ vessels are employed through a mix of short- or medium-term fixed rate time charter contracts and spot tanker market trading. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business and a minority interest of over 11 percent in Tanker Investments Ltd. (OSE: TIL), which currently owns a fleet of 18 modern tankers. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

Website: www.teekay.com

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Teekay Tankers Ltd.

Summary Consolidated Statements of Income

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31, 2016 (unaudited)	December 31, 2015 (unaudited)(1)	March 31, 2015 (unaudited)(1)
Net pool revenues	110,806	107,073	80,509
Time charter revenues	22,987	26,988	14,162
Voyage charter revenues	20,549	20,956	7,528
Other revenues (2)	10,608	13,969	5,324

Total revenues	164,950	168,986	107,523

Voyage expenses	(12,823)	(9,652)	(3,898)
Vessel operating expenses	(45,073)	(50,079)	(23,972)
Time-charter hire expense	(20,716)	(21,720)	(15,003)
Depreciation and amortization	(27,067)	(25,414)	(14,456)
General and administrative expenses	(5,433)	(6,362)	(3,471)
Gain on sale of vessels (3)	—	771	—
Restructuring charges (2)	—	—	(5,324)

Income from operations	53,838	56,530	41,399

Interest expense	(8,271)	(7,730)	(2,470)
Interest income	26	40	31
Realized and unrealized (loss) gain on derivative instruments (4)	(7,781)	498	(1,587)
Equity income (5)	3,814	5,480	2,582
Other (expense) income	(2,646)	(1,259)	21

Net income	38,980	53,559	39,976

Earnings per share attributable to shareholders of Teekay Tankers
- Basic	0.25	0.34	0.34
- Diluted	0.25	0.34	0.34

Weighted-average number of total common shares outstanding
- Basic	156,083,657	154,477,604	115,044,039
- Diluted	156,492,737	155,096,187	115,633,035

(1)

The Company acquired two vessels on December 18, 2015 from Teekay Offshore, which is controlled by Teekay Corporation. Results for the two conventional tankers for the periods prior to their acquisitions by the Company when they were owned and operating under the control of Teekay Corporation, are referred to as the Entities under Common Control and periods prior to their acquisitions have been recast to include their results in accordance with Common Control accounting as required under GAAP. The Entities under Common Control amounts included in the financial results are summarized for the respective periods in Appendix A. The amounts related to the Entities under Common Control impact only the accounting for the periods prior to the dates the vessels were acquired by the Company, and therefore will have no effect on the adjusted net income attributable to the shareholders or free cash flow of the Company for any period.

(2)

Other revenues include ship-to-ship transfer business revenue, in-process revenue contracts and the associated 100 percent reimbursement of the Hugli Spirit redundancy cost from a customer. During the three months ended March 31, 2015, the Company incurred $5.3 million of restructuring charges, of which $0.9 million was reversed in second quarter of 2015, related to redundancy costs in connection with the termination of Australian seafarers of the Hugli Spirit upon the completion of the contract with its customer.

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(3)	In November 2015, the Company sold one conventional tanker for aggregate proceeds of $11.2 million, resulting in the recognition of a gain of $0.8 million.
(4)

Includes realized losses relating to interest rate swaps that relate to amounts actually paid by the Company of $9.6 million, $2.4 million and $2.4 million for the three months ended March 31, 2016, December 31, 2015 and March 31, 2015, respectively. Of the $9.6 million realized loss in the three months ended March 31, 2016, $8.1 million was a swap termination payment made in connection with the January 2016 debt refinancing.

(5)

Included in equity income are the Company’s proportionate share of earnings from its investment in TIL, which owned 18 conventional tankers at March 31, 2016, its 50 percent interest in the High-Q joint venture (High-Q), which owns one VLCC tanker, and its 50 percent interest in Teekay Tanker Operations Ltd (TTOL), which owns Teekay Corporation’s conventional tanker commercial and technical management operations. The decrease in equity income from the High-Q joint venture for the three months ended March 31, 2016, compared to prior quarter, is primarily due to a higher unrealized loss on derivatives recognized in the current quarter and profit share recognized in the three months ended December 31, 2015.

Components of equity income are detailed in the table below:

	Three Months Ended
	March 31, 2016 (unaudited)	December 31, 2015 (unaudited)	March 31, 2015 (unaudited)
High-Q Joint Venture	329	1,182	545
Tanker Investments Ltd.	2,080	2,783	1,770
Teekay Tanker Operations Ltd.	1,405	1,515	267

Total equity income	3,814	5,480	2,582

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Teekay Tankers Ltd.

Summary Consolidated Balance Sheets

(in thousands of U.S. dollars)

	As at	As at
	March 31, 2016 (unaudited)	December 31, 2015 (unaudited)
ASSETS
Cash and cash equivalents	68,374	96,417
Restricted cash	1,000	870
Pool receivable from affiliates	45,307	62,735
Accounts receivable	25,325	28,313
Prepaid assets	21,587	24,320
Due from affiliates	57,364	67,159
Vessels and equipment - net	1,746,180	1,767,925
Investment in and advances to equity accounted investments	75,622	86,808
Derivative asset	3,053	5,164
Intangible assets - net	20,468	29,619
Goodwill	8,059	—
Other non-current assets	452	146

Total assets	2,072,791	2,169,476

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	44,787	78,746
Current portion of long-term debt	158,346	174,047
Current portion of derivative liabilities	3,577	6,330
Current portion of in-process revenue contracts	—	1,223
Deferred revenue	1,105	2,676
Due to affiliates	5,075	26,630
Long-term debt	930,077	990,558
Other long-term liabilities	12,991	11,805
Equity	916,833	877,461

Total liabilities and equity	2,072,791	2,169,476

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Teekay Tankers Ltd.

Summary Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2016 (unaudited)	March 31, 2015 (unaudited)(1)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	55,721	41,467

FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	848,989	221,587
Repayments of long-term debt	(36,574)	(5,092)
Prepayment of long-term debt	(890,091)	(161,592)
Repayment of long-term debt of Entities under Common Control	—	(1,324)
Net advances to affiliates	—	(1,022)
Equity contribution from Teekay Corporation to Entities under Common Control	—	772
Cash dividends paid	(18,724)	(3,452)
Proceeds from equity offerings, net of offering costs	—	13,665

Net financing cash flow	(96,400)	63,542

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(2,364)	(227,054)
Return of capital from (investment in) Teekay Tankers Operations Ltd.	15,000	(239)

Net investing cash flow	12,636	(227,293)

Decrease in cash and cash equivalents	(28,043)	(122,284)
Cash and cash equivalents, beginning of the period	96,417	162,797

Cash and cash equivalents, end of the period	68,374	40,513

(1)

In accordance with GAAP, the statements of cash flow for the three months ended March 31, 2015 include the Entities under Common Control results for the two vessels acquired from Teekay Offshore in December 2015 to reflect the ownership of the vessels from the time they were owned and operating under the control of Teekay Corporation. Any amounts related to the Entities under Common Control impact only the accounting for the periods prior to the dates the vessels were acquired by the Company, and therefore will have no effect on the adjusted net income attributable to the shareholders or free cash flow of the Company for any period.

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Teekay Tankers Ltd.

Appendix A – Specific Items Affecting Income

(in thousands of U.S. dollars, except per share amounts)

Set forth below is a reconciliation of the Company’s unaudited adjusted net income attributable to the shareholders of Teekay Tankers, a non-GAAP financial measure, to net income as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net income attributable to the shareholders of Teekay Tankers is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	March 31, 2016 (unaudited)		March 31, 2015 (unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net income - GAAP basis	38,980	$0.25	39,976	$0.35
Subtract:
Net income attributable to the Entities under Common Control (2)	—	—	(991)	($0.01)

Net income attributable to shareholders of Teekay Tankers	38,980	$0.25	38,985	$0.34

Add (subtract) specific items affecting net income:
Unrealized loss (gain) on derivative instruments (3)	6,328	$0.04	(877)	($0.01)
Other (4)	650	—	895	$0.01

Total adjustments	6,978	$0.04	18	0.00

Adjusted net income attributable to shareholders of Teekay Tankers	45,958	$0.29	39,003	$0.34

(1)	Fully diluted per share amounts.
(2)

The Company acquired two vessels on December 18, 2015 from Teekay Offshore, which is controlled by Teekay Corporation. Results for the two conventional tankers for the periods prior to their acquisitions by the Company when they were owned and operating under the control of Teekay Corporation, are referred to as the Entities under Common Control and periods prior to their acquisitions have been recast to include their results in accordance with Common Control accounting as required under GAAP. The amounts related to the Entities under Common Control impact only the accounting for the periods prior to the dates the vessels were acquired by the Company, and therefore will have no effect on the adjusted net income attributable to the shareholders for any period.

(3)

Includes the realized loss due to the termination of one of the Company’s interest rate swaps in connection with the Company’s January 2016 debt refinancing and unrealized losses (gains) due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and the TIL common stock purchase warrant.

(4)

The amounts recorded for the three months ended March 31, 2016 and 2015 primarily relate to unrealized derivative losses in joint ventures, foreign exchange losses, and debt issuance costs which were written off in connection with the refinancing of the Company’s debt facilities.

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Teekay Tankers Ltd.

Appendix B – Reconciliation of Non-GAAP Financial Measure

Free Cash Flow

(in thousands of U.S. dollars, except share and per share data)

Free cash flow (FCF) represents net income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items, FCF from the equity accounted investments and any write-offs or other non-recurring items, less unrealized gains from derivatives, equity income from the equity accounted investments, net income attributable to the Entities under Common Control and other non-cash items.

	Three Months Ended
	March 31, 2016 (unaudited)	March 31, 2015 (unaudited)
Net income - GAAP basis	38,980	39,976
Subtract:
Net income attributable to the Entities under Common Control (1)	—	(991)

Net income attributable to shareholders of Teekay Tankers	38,980	38,985

Add:
Depreciation and amortization	27,067	13,672
Proportionate share of free cash flow from equity accounted investments	5,527	3,599
Other (2)	1,493	220

Less:
Equity income	(3,814)	(2,582)
Unrealized gain on derivative instruments	(1,812)	(877)
Amortization of in-process revenue contracts	(1,223)	—

Free cash flow	66,218	53,017

Weighted-average number of common shares outstanding for the quarter	156,083,657	115,044,039

Free cash flow per share (rounded)	0.42	0.46

(1)

The Company acquired two vessels on December 18, 2015 from Teekay Offshore, which is controlled by Teekay Corporation. Results for the two conventional tankers for the periods prior to their acquisitions by the Company when they were owned and operating under the control of Teekay Corporation, are referred to as the Entities under Common Control and periods prior to their acquisitions have been recast to include their results in accordance with Common Control accounting as required under GAAP. The amounts related to the Entities under Common Control impact only the accounting for the periods prior to the dates the vessels were acquired by the Company, and therefore will have no effect on the free cash flow for any period.

(2)	Other includes the write-off of debt issuance costs related to the refinancing of the Company’s debt facilities in January 2016.

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Teekay Tankers LTD.

Appendix C – Reconciliation of Non-GAAP Financial Measure

Net Revenues

(in thousands of U.S. dollars)

Net revenues represents revenues less voyage expenses where voyage expenses are comprised of all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies; however, it is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended
	March 31, 2016 (unaudited)	March 31, 2015 (unaudited)
Revenues	164,950	107,523
Voyage expenses	(12,823)	(3,898)

Net revenues	152,127	103,625

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Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: expected higher revenue days in the second quarter of 2016 as the Company’s owned fleet returns to near full utilization; the impact of the tanker market on the Company’s earnings, free cash flow, net asset value, balance sheet leverage and future dividends; crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, the amount of new orders for tankers and the estimated growth in the world tanker fleet, new trade routes, estimated growth in global oil demand and supply, crude oil tanker demand and OPEC crude oil supply; tanker fleet utilization and spot tanker rates; the effect of changes in oil prices, including the potential impact on oil stockpiling, refinery throughput and bunker fuel prices. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the number of off-hire days relating to the Company’s fleet; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2015. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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